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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2003
Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Address of principal executive offices)

Alamos Minerals Ltd.
(Former Name or Former Address, if Changed Since Last Report)

1. Notice of Meeting, May 21, 2003
2. BC - ON Form 30 - QC, Management Proxy/Information Circular, May 21, 2003
3. Form of Proxy, May 21, 2003
4. Confirmation of Mailing, May 20, 2003
5. Certificate re: dissemination to shareholders, May 21, 2003
6. BC Form 51-901F, Schedule A, May 20, 2003
7. BC Form 51-901F(as amended), Schedule A, May 27, 2003
8. BC Form 51-901F, Schedule B & C, May 20, 2003
9. BC Form 51-901F, Schedule A, May 30, 2003
10. BC Form 51-901F, Schedule B & C, May 30, 2003
11. BC Form 51-901F, Schedule B & C (amended), June 11, 2003
12. Letter concerning the addition of a recipient agency, June 11, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. **Form 20-F..XXX**....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ALAMOS GOLD INC.
1400-400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia, V7X 1A6
(604) 643-1787

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Alamos Gold Inc. (hereinafter called the "Company") will be held at the Stanley Room, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Thursday, the 26th day of June, 2003 at the hour of 10:30 a.m. (local time), for the following purposes:
1. To receive the report of the Directors.
2. To receive the audited consolidated financial statements of Alamos Minerals Ltd. and National Gold Corporation (collectively referred to as the "Predecessor Companies") for the fiscal year ended December 31, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors therein. Effective February 21, 2003, the Predecessor Companies amalgamated to form the Company;
3. To appoint Auditors and to authorize the Directors to fix their remuneration;
4. To fix the number of directors at five;
5. To elect five directors, and to fix their terms of office;
6. To consider and, if thought fit, subject to regulatory approval, the Company's 2003 incentive stock option plan (the "Plan") providing for the grant and issuance of incentive stock options to purchase up to a maximum of 20% of the issued and outstanding common shares of the Company as at the date of Shareholder approval, in accordance with the Plan and applicable regulatory rules and policies, all as more particularly described in and subject to the restrictions described in the accompanying Information Circular;
7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2002 Annual Report (containing the Directors' Report referred to in item 1 above, as well as the Predecessor Companies' audited consolidated financial statements for the fiscal year ended December 31, 2002), including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy, Annual Return Form and a copy of the Plan (referred to in item 6 above). The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 20th day of May, 2003.

BY ORDER OF THE BOARD
"Chester F. Millar"
President and Chairman

ALAMOS GOLD INC.
1400-400 Burrard Street
Vancouver, B.C.
V7X 1A6

INFORMATION CIRCULAR
(Containing information as at May 7, 2003)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the "Company") for use at the Annual and Special General Meeting of Members of the Company (and any adjournment thereof) to be held on Thursday, June 26, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the "Meeting"). While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Chief Executive Officer, respectively, of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or is delivered to the Chairman of the meeting prior to the commencement of the meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, Canada V7X 1J1, any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, BY THE MEMBER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: 1,000,000,000 common shares without par value

Issued and Outstanding: 34,153,249 common shares without par value as of May 14, 2003

Only members of record at the close of business on May 14, 2003 (the "Record Date"), who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting. As used herein, the term "Member" refers only to registered holders of Common Shares of the Company.

On a show of hands, every individual who is present as a Member or as a representative of a corporate Member will have one vote (no matter how many shares such Member holds). On a poll, every Member present in person or represented by a proxy and every person who is a representative of a corporate Member, will have one vote for each common share registered in the name of the Member on the list of Members, which is available for inspection during normal business hours at Pacific Corporate Trust Company and at the Meeting. Members represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only Members, or proxyholders duly appointed by Members, are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (such shareholders being referred to herein as "Beneficial Shareholders") are advised that only proxies from Members registered on the Record Date can be recognized and voted at the Meeting. If your common shares are listed in an account statement provided to you by a broker, then in almost all cases those common shares will not be registered in your name on the records of the Company and you are not a Member. Such common shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. (or similar nominees) are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to Members. However, its purpose is limited to instructing the Member which is the registered holder of such common shares how to vote those common shares on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the proxy form to the intermediary/broker. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation and/or ADP Proxy Services ("IICC/ADP"). IICC/ADP typically uses a specific voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to IICC/ADP. IICC/ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of those common shares to be represented at the Meeting by IICC/ADP clients. **A Beneficial Shareholder receiving an IICC/ADP voting instruction form cannot use that proxy to vote its common shares directly at the Meeting - the voting instruction form must be returned to IICC/ADP well in advance of the Meeting in order to have the common shares voted.** It is also possible, in some cases, to submit voting instructions to IICC/ADP through the Internet.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Annual and Special General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia) (the "Company Act")

Pursuant to Section 111 of the Company Act, Advance Notice of the Annual and Special General Meeting was published in *The Province* newspaper on April 24, 2003 and was filed by SEDAR with the Executive Director of the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the TSX Venture Exchange on April 23, 2003.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years	Previous Service as a Director(2)	Number of Shares(3)
CHESTER F. MILLAR President, Chairman and Director Canada	Chairman of Alamos Minerals Ltd. since 1996; President of Alamos Minerals Ltd. since 1999; and Chairman of Glamis Gold Ltd. from 1985 to 1998.	Since February 21, 2003	326,500
JOHN A. MCCLUSKEY(4) Vice-President, Chief Executive Officer and Director Canada	President and Chief Executive Officer of Grayd Resource Corporation, 1996 to present; Director of Aurcana Corporation since July 2002; Vice-President, Finance of Inca Pacific Resources Inc. from 1996 to 2002; and investor relations consultant from 1992 to present.	Since February 21, 2003	751,709
STEPHEN R. STINE Chief Operating Officer and Director USA	President of Steve Stine and Associates, mining consultants from 2000 to present; President and Chief Executive Officer of Laguna Gold Company from 1998 to 2000; Vice-President of First Dynast Mines, Ltd. from 1994 to 1998.	Since February 21, 2003	86,641
RICHARD W. HUGHES(4) Director Canada	President of Hastings Management Corp. from 1994 to present.	Since February 21, 2003	55,981
JAMES M. MCDONALD(4) Director Canada	President of National Gold Corporation ("National") from December 1, 2002 to April 2002; Vice-President of Mineral Development for National from March 2000 to November 30, 2002; Director of National since February 1997; President of Makwa Exploration from 1991 to present; and President of Black Bull Resources Inc. from December 1997 to January 2001.	Since February 21, 2003	410,238(5)

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) February 21, 2003 was the effective date of the amalgamation of Alamos Minerals Ltd. and National Gold Corporation.

(3) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(4) Denotes member of Audit Committee.

(5) Includes common shares held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald.

STATEMENT OF EXECUTIVE COMPENSATION

Effective February 21, 2003 Alamos Minerals Ltd. ("Alamos") and National Gold Corporation ("National") (Alamos and National collectively referred to as the "Predecessor Companies") amalgamated to form the Company. Each shareholder of National received one share of the Company for each 2.352 shares held and each shareholder of Alamos received one share of the Company for each two shares held. Outstanding stock options and warrants were converted on the same basis. The annual and long-term compensation and bonus in respect of the Chief Executive Officer ("CEO") and for each of the Predecessor Companies' four most highly compensated executive officers during the fiscal year ended December 31, 2002 (other than the CEO) whose total salary and bonus exceeds Cdn.$100,000 (the "Named Executive Officers"), has been set out below.

The following tables set forth the compensation awarded, paid to or earned by the Named Executive Officers of the Predecessor Companies during the financial years ended December 31, 2002, 2001 and 2000:

Summary Compensation Table for Alamos Minerals Ltd.

| Name and Principal Position (a) | Year (b)(1) | Annual Compensation | | | Long Term Compensation | | | |
| | | Salary ($) (c) | Bonus ($) (d) | Other Annual Compensation ($) (e) | Awards | | Payouts | |
					Securities Under Options/ SARs Granted (#)(2) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Chester F. Millar(3)	2002	Nil	Nil	45,000(4)	1,000,000(5)(6)	N/A	N/A	Nil
President and	2001	Nil	Nil	Nil	/0	N/A	N/A	Nil
Chairman	2000	Nil	Nil	Nil	0/0	N/A	N/A	Nil
					0/0			
John A. McCluskey	2002	Nil	Nil	US87,500(4)	500,000(7)(8)/0	N/A	N/A	Nil
Director	2001	Nil	Nil	Nil	0/0	N/A	N/A	Nil
	2000	Nil	Nil	Nil	0/0	N/A	N/A	Nil

(1)   Fiscal years ended December 31st.
(2)   Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3)   Chairman of Alamos since 1996; President of Alamos since 1999. Mr. Millar is the current President and Chairman of the Company.
(4)   Consulting fees.
(5)   500,000 of these stock options were granted on June 3, 2002 at an exercise price of $0.58 and the remaining options were granted on July 22, 2002 at an exercise price of $0.50.
(6)   Effective February 21, 2003, these options were exchanged for 500,000 options of the Company on the basis of one option of the Company for each two options held.
(7)   300,000 of these stock options were granted on June 3, 2002 at an exercise price of $0.58 and the remaining options were granted on July 22, 2002 at an exercise price of $0.50.
(8)   Effective February 21, 2003, these options were exchanged for 250,000 options of the Company on the basis of one option of the Company for each two options held.

Summary Compensation Table for National Gold Corporation

| Name and Principal Position (a) | Year (b)(1) | Annual Compensation | | | Long Term Compensation | | | |
| | | Salary ($) (c) | Bonus ($) (d) | Other Annual Compensation ($) (e) | Awards | | Payouts | |
					Securities Under Options/ SARs Granted (#)(2) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Albert J. Matter (3)	2002	144,000	25,000	Nil	Nil	N/A	N/A	Nil
President and Chief	2001	120,000	Nil	Nil	500,000(4)/0	N/A	N/A	Nil
Executive Officer	2000	97,000	Nil	Nil	300,000/0	N/A	N/A	Nil
James M.	2002	120,000	25,000	Nil	Nil	N/A	N/A	Nil
McDonald(5)	2001	96,000	Nil	Nil	200,000/0	N/A	N/A	Nil
President and Vice-	2000	48,500	Nil	Nil	100,000/0	N/A	N/A	Nil
President of Mineral Development								

(1)   Fiscal years ended December 31st.
(2)   Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3)   President and CEO of National from November 1999. Mr. Matter resigned as President and CEO on December 1, 2002 and James M. McDonald was appointed President of National in his place.
(4)   250,000 of these options were exercised on November 1, 2002. Effective February 21, 2003, the remaining options were exchanged for 95,663 options of the Company on the basis of one option of the Company for each 2.352 options held.
(5)   President of National since December 1, 2002; Vice-President of Mineral Development of National from March 2000 to November 30, 2002.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Predecessor Companies or an affiliate, or the price of the Predecessor Companies' shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Predecessor Companies have not granted any LTIPs during the past fiscal year.

Options and Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officers or directors of the Predecessor Companies during the fiscal year ended December 31, 2002.

Option Grants in Last Fiscal Year

The following tables set forth information concerning grants of stock options during the financial year ended December 31, 2002 to the Named Executive Officer of Alamos, pursuant to the rules and policies of the TSX Venture Exchange and, in accordance with the provisions of the *Company Act* (British Columbia) and the Regulations thereunder:

Name	Securities Under Options/SAR's Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security) (3)	Expiration Date
Chester Millar	500,000(4)	41%	$0.50	$0.63	July 22, 2007
	500,000(5)		$0.58	$0.72	June 3, 2007
John McCluskey	200,000(6)	10%	$0.50	$0.63	July 22, 2007
	300,000(7)		$0.58	$0.71	June 3, 2007

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2) Percentage of all options granted by Alamos during the last fiscal year.
(3) Market value of the Company's shares on the date of grant.
(4) Effective February 21, 2003, these options were exchanged for 250,000 options of the Company at an increased exercise price of $1.00 on the basis of one option of the Company for each two options held.
(5) Effective February 21, 2003, these options were exchanged for 250,000 options of the Company at an increased exercise price of $1.16 on the basis of one option of the Company for each two options held.
(6) Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of $1.00 on the basis of one option of the Company for each two options held.
(7) Effective February 21, 2003, these options were exchanged for 150,000 options of the Company at an increased exercise price of $1.16 on the basis of one option of the Company for each two options held.

There were no options granted during the financial year ended December 31, 2002 to the Named Executive Officers of National.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

No stock options were exercised by the Named Executive Officer of Alamos during the fiscal year ended December 31, 2002. The following table sets forth the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)(1)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)(2)
Chester Millar	Nil	Nil	1,000,000(3)	Nil
John McCluskey	Nil	Nil	500,000(4)	Nil

(1)   As freestanding SAR's have not been granted under the Stock Option Plan, the numbers relate solely to stock options.
(2)   There are no "in-the-money" options as the closing price of common shares of Alamos on the TSX Venture Exchange on December 31, 2002, being the fiscal year end of Alamos, of $0.37 per share was equal to or less than the exercise price of the options granted.
(3)   Effective February 21, 2003, these options were exchanged for 500,000 options of the Company on the basis of one option of the Company for each two options held.
(4)   Effective February 21, 2002, these options were exchanged for 250,000 options of the Company on the basis of one option of the Company for each two options held.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by the Name Executive Officers of National and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Albert J. Matter	250,000(4)	30,000	225,000(5)	0(6)
James Macdonald	200,000(7)	18,000	Nil	N/A

(1)   Number of common shares of National acquired on the exercise of stock options.
(2)   Calculated using the difference between the exercise price and the market value on the date of exercise.
(3)   As freestanding SAR's have not been granted under the Stock Option Plan, the numbers relate solely to stock options.
(4)   Effective February 21, 2003, these shares have been converted on the basis of one share of the Company for each 2.352 shares held.
(5)   Effective February 21, 2003, these options have been exchanged for 95,663 options of the Company on the basis of one option of the Company for each 2.352 options held.
(6)   There are no "in-the-money" options as the closing price of common shares of National on the TSX Venture Exchange on December 31, 2002, being the fiscal year end of National, of $0.34 per share was equal to or less than the exercise price of the options granted.
(7)   Effective February 21, 2003, these shares have been converted on the basis of one share of the Company for each 2.352 shares held.

Pension Plans

The Company does not provide a pension plan for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Predecessor Companies' most recently completed financial year or the current financial year of the Company in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

During the fiscal year ended December 31, 2002, the following stock options were granted by Alamos to directors who are not Named Executive Officers.

Name	Securities Under Options/SAR's Granted (#)(1)(2)	% of Total Options Granted to Employees in Fiscal Year(3)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security) (4)	Expiration Date
Leonard Harris	50,000	5%	$0.50(5)	$0.63	July 22, 2007
	65,000		$0.58(6)	$0.72	June 3, 2007
Nerio Cervantes	50,000	10%	$0.50(5)	$0.63	July 22, 2007
	200,000		$0.58(6)	$0.72	June 3, 2007
Stephen Stine	50,000	10%	$0.50(5)	$0.63	July 22, 2007
	200,000		$0.32(7)	$0.43	Feb. 5, 2007

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2) Effective February 21, 2003, these options were exchanged for options of the Company on the basis of one option of the Company for each two options held.
(3) Percentage of all options granted by Alamos during the last fiscal year.
(4) Market value of the shares of Alamos on the date of grant.
(5) Effective February 21, 2003, the exercise price of these options was increased to $1.00.
(6) Effective February 21, 2003, the exercise price of these options was increased to $1.16.
(7) Effective February 21, 2003, the exercise price of these options was increased to $0.64.

During the fiscal year ended December 31, 2002, there were no stock options granted by National to directors who are not Named Executive Officers. However, The directors of National were reimbursed for miscellaneous out-of-pocket expenses incurred in carrying out their duties as directors. Messrs. Hughes, Tymkiw, Gardner and Ker received $3,000 each as Directors' fees in July 2002.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options/SAR's during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of Alamos, as a group, and the fiscal year-end value of unexercised options/SAR's on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)(1)	Value of Unexercised In-the-Money Options ($)(1)(2)
Directors who are not Named Executive Officers (three)	n/a	n/a	750,000(3)	14,000

(1)   As freestanding SAR's have not been granted under the Stock Option Plan, the numbers relate solely to stock options.
(2)   Value of unexercised in-the money options calculated using the closing price of common shares of Alamos on the TSXV on December 31, 2002 of $0.39 less the exercise price of any in-the-money stock options.
(3)   Effective February 21, 2003, these options have been exchanged for 375,000 options of the Company on the basis of one option of the Company for each two options held.

There were no exercises of stock options during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of National.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the fiscal year ended December 31, 2002 no director, executive officer or senior officer of the Predecessor Companies, proposed management nominee for election as a director of the Predecessor Companies or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Predecessor Companies or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Predecessor Companies or any of its subsidiaries, other than routine indebtedness.

Name & Principal Position	Involvement of National or MON	Largest Amount Outstanding during 31-Dec-2002	Amount Outstanding at date of Circular
Matfam Holdings Inc. (1)	National	$68,730.50	Nil
Makwa Exploration Ltd.(2)	National	$50,000.00	Nil
Allen Gordon, former Vice-President, Engineering (3)	National	$33,427.00	Nil
Jorge Villasenor (4)	National	$30,000.00	Nil

(1)   Matfam Holdings Inc. is a company controlled by Albert Matter, the former President of National. This amount constitutes prepaid consulting services and related advances from August 2002 to December 2002. All remaining indebtedness was repaid in November and December of 2002.
(2)   Makwa Exploration Ltd. is a company controlled by James McDonald, current President of the Company. This amount constitutes prepaid consulting services from August 2002 to December 2002 . The indebtedness was repaid in November of 2002.
(3)   Mr. Gordon subscribed for 120,000 units of National at a price of $0.45 per unit for a total price of CDN$54,000. Mr. Gordon paid $20,573 of the subscription price, and the balance was loaned to him by National. National deducted $2,500 from Mr. Gordon's salary during a period of three months, leaving the remaining outstanding balance of $25,927. The outstanding balance was repaid in February 2003.
(4)   National loaned Mr. Villasenor CDN$30,000 to purchase 100,000 National Shares at a price of $0.30 per share. The loan was to be repaid by deducting $2,500 per month from Mr. Villasenor's consulting fee of $10,000 per month. The outstanding balance was repaid in April 2003.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Predecessor Companies, a proposed management nominee for election as a director of the Predecessor Companies, any Member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Predecessor Companies nor an associate or affiliate of any of the foregoing persons had since January 1, 2002 (being the commencement of the Predecessor Companies' last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Predecessor Companies or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Devisser Gray as auditors of the Company and to authorize the directors to fix their remuneration.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not to any substantial degree by any other person with whom the Company has contracted.

STATEMENT OF CORPORATE GOVERNANCE

The TSX Venture Exchange ("TSXV"), on which the Company's common shares are listed, has issued guidelines on corporate governance procedures for listed companies with a Tier 1 status and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines"). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed. The directors of the Company have considered the Guidelines and sought advice from the Company's solicitors.

The following table describes the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

TSXV's Corporate Governance Guidelines	*The Company's Approach*
1. The board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship, assume responsibility for:	The board of directors is responsible for the conduct of the Company's affairs generally.
(a) adoption of a strategic planning process	The board of directors is responsible for reviewing and approving the Company's operating plans and budgets as presented by management.
(b) identification of principal risks and implementation of appropriate systems to manage those risks	The board of directors is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.
(c) succession planning, including appointing, training and monitoring management	Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the board of directors' responsibilities.
(d) a communications policy	
(e) the integrity of internal control and management information systems	The board of directors is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure.
	In keeping with its overall responsibility for the stewardship of the Company, the Audit Committee is responsible for the integrity of the Company's internal control and management information systems.
2. The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.	Two of the Company's five directors are unrelated.
3. The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.	The board consists of five directors of which only two are of unrelated directors, which the Company believes is appropriate given its stage of development. The Company is considering expanding its Board to add more unrelated directors. Each of the remaining two unrelated directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.
4. The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.	The current size of the board and the number of unrelated directors allows the entire board to take responsibility for selecting new directors.
5. Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.	The board does not, at present, have a formal process in place for assessing effectiveness of *the* board as a whole, its committees or individual directors.

TSXV's Corporate Governance Guidelines	The Company's Approach
6. Every company should provide an orientation and education program for new recruits to the board.	The board does not currently provide an orientation and education program for new recruits to the board but the board does provide access to all materials and informs them of any issues regarding the Company.
7. Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The board considers its current size appropriate for effective decision making.
8. The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.	Members of the board are not compensated for acting as such other than through incentive stock options pursuant to the policies of the TSX Venture Exchange and the Company's proposed stock option plan. Members of the board who occasionally perform professional services for the Company do so on an *ad hoc* and *per diem* basis and are paid consulting fees. At present, the board is satisfied that the current arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	Committees of the board consist of an Audit Committee and a Compensation Committee, with the majority of the members being outside and unrelated directors.
	The Audit Committee consists of a majority of outside and unrelated directors. The role of the Audit Committee is to oversee the Company's financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.
	The Compensation Committee consists of a majority of outside directors. The role of the Compensation Committee is primarily to administer the Company's Employees' and Directors' Stock Option Plan and to determine the remuneration of executive officers.
10. Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company's approach to governance issues.	The board of directors is responsible for developing and implementing the Company's approach to governance issues.
11. The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.	The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management's responsibilities. The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are reasonably well-defined.

TSXV's Corporate Governance Guidelines	*The Company's Approach*
	The board is responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Compensation Committee is responsible for senior executive compensation.
	The board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.
12. Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	The board believes the Company is well served and the independence of the board from management is not compromised. The board does not, and does not consider it necessary under the circumstances, to have any formal structures or procedures in place to ensure that the board can function independently of management. The board believes that its current composition, in which only two of five directors is a member of management, is sufficient to ensure that the board can function independently of management given the stage of its development.
13. The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.	A majority of the members of the Audit Committee are unrelated, outside directors. The role of the Audit Committee is described in Item 9 above.
14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than in this Information Circular and other than transactions carried out in the ordinary course of business of Alamos or any of its subsidiaries, none of the directors or senior officers of Alamos, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of Alamos nor an associate or affiliate of any of the foregoing persons had since January 1, 2002 (being the commencement of Alamos' last completed financial year) any material interest, direct or indirect, in the Amalgamation or in any transactions which materially affected or would materially affect Alamos or any of its subsidiaries.

STOCK OPTION PLAN

The Board of Directors of the Company approved a stock option plan (the "Plan") based on the requirements provided in TSX Venture Exchange (the "Exchange") policy for a Tier 1 issuer. The Plan was conditionally approved by the Exchange on May 15, 2003 and in relation to certain provisions of the Plan, must be approved by the Members before it becomes effective. The Plan reserves a maximum of 20% of the issued shares of the Company as at the date shareholder approval was received. The material aspects of the Plan are as follows:

X   the Plan limits the number of options to be granted to insiders as a group to 10% of the outstanding share capital on the date of the grant;

X   the Plan limits the number of options granted to any one individual during a one year period to 5% to the outstanding share capital on the date of the grant;

X   the Plan limits the exercise period of any option grant to 10 years from the date of grant, or such lesser period as determined by the Compensation Committee; and

X   the Plan allows for amendments to stock options held by insiders subject to receipt of disinterested Member and regulatory approval of such amendments.

A copy of the Plan is attached to and incorporated by reference into this Information Circular.

Option grants are determined by the Board of Directors or by a committee of the directors based on its review of the performance of the directors, officers, consultants and employees.

Members of the Company will be asked at the annual meeting to pass the following ordinary resolution:

> "RESOLVED that the Company's Stock Option Plan as described in the Information Circular dated May 20, 2003, subject to any modifications by the TSX Venture Exchange, be approved and the board of directors of the Company be granted the discretion pursuant to the Plan to grant rights to purchase up to a maximum of 20% of the outstanding common shares of the Company on the date of grant to directors, officers, employees, consultants and others providing services to the Company as the board of directors of the Company sees fit, all on the terms of the Plan and within the rules and policies of the TSX Venture Exchange in effect at the time of granting, and further that the exercise of any such rights to purchase common shares granted pursuant to such authorization be approved in advance."

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.


CERTIFICATE


The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 20th day of May, 2003.

"John A. McCluskey"   *"Nerio V. Cervantes"*
Chief Executive Officer   Chief Financial Officer

STOCK OPTION PLAN

1.   Purpose

The purpose of the Stock Option Plan (the "Plan") of **ALAMOS GOLD INC.**, a corporation continued under the *Company Act* (British Columbia) (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.   Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the Board.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

3.   Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "Exchange").

4.   Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 6,830,649 shares of the Corporation. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan.

5.   Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6.   Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and individuals of a person or corporation providing management services to the Corporation but excluding a person or corporation engaged in Investor Relations Activities (as defined under Exchange rules and policies) or its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants"). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.   Exercise Price

(a)   The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the Exchange.

(b)   Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced, in the case of options held by insiders of the Corporation (as defined by the Exchange), if disinterested shareholder approval is obtained at a meeting of the shareholders of the Corporation.

8.   Number of Optioned Shares

The number of shares subject to an option granted to any one Participant shall be determined by the Board, but no Participant shall be granted an option in any 12-month period which exceeds 5% of the issued shares of the Corporation, no consultant shall be granted an option in any 12-month period which exceeds 2% of the issued shares of the Corporation and no employee conducting investor relations activities shall be granted an option in any 12-month period which exceeds 2% of the issued shares of the Corporation.

9.   Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12.

10.   Option Period, Consideration and Payment

(a)   The option period shall be a period of time fixed by the Board not to exceed a maximum of 10 years, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)   Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(c)   The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

11.   Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation or its subsidiaries, or a Management Company Employee for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation subject to any restrictions under applicable Exchange policies and rules.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.   Death of Participant

In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)   by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)   if and to the extent that he was entitled to exercise the Option at the date of his death.

13.   Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered.

14.   Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.   Adjustments

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of shares optioned and the exercise price per share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation's capital.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise any unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional share shall be required to be issued under the Plan on any such adjustment.

16.   Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.   Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

18.   Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.   Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, the Plan shall become effective upon such approvals being obtained.

20.   Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective the ___ day of _____, 2003.

ALAMOS GOLD INC.

Per:_____

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF ALAMOS GOLD INC. TO BE HELD AT VANCOUVER, BRITISH COLUMBIA ON THURSDAY, JUNE 26, 2003, AT 10:30 A.M.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Chester F. Millar, the President of the Company, or failing this person, John McCluskey, the Chief Executive Officer of the Company, or in the place of the foregoing, _____ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: _____

DATE SIGNED: _____

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Messrs. De Visser Gray as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors		N/A	
2. To determine the number of Directors at five			N/A
3. To elect as Director, Chester F. Millar		N/A	
4. To elect as Director, John A. McCluskey		N/A	
5. To elect as Director, Stephen R. Stine		N/A	
6. To elect as Director, Richard W. Hughes		N/A	
7. To elect as Director, James M. McDonald		N/A	
8. To approve the Company's 2003 Stock Option Plan			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

3. ***If no choice is specified, or if both choices are specified, the shares for which this proxy is given will be voted "FOR" on all such matters.***

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder);

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior proxy.

To be effective, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street -10th Floor
Vancouver, B.C. V6C 3B8
Telephone: (604) 689-9853
Fax: (604) 689-8144

May 20, 2003

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 11-2

Dear Sirs\Mesdames:

RE: ALAMOS GOLD INC
MAILING ON MAY 20, 2003

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Instrument 54-101:

- Notice of Meeting
- Proxy
- Form 51-901F
- Annual Financial Statements for the Year Ending December 31, 2002
- Information Circular
- Supplemental Return Card
- Schedules B and C

The filing fee(s) for the financial statements have been remitted via SEDAR.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Norm Hamade"
Norm Hamade

NH/jo

cc: TSC Venture Exchange
cc: Alberta Securities Commission
cc: Ontario Securities Commission
cc : Alamos Gold Inc.
cc: Gowling Lafleur Henderson LLP
cc: De Visser Gray

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street -10th Floor
Vancouver, B.C. V6C 3B8
Telephone: (604) 689-9853
Fax: (604) 689-8144

May 20, 2003

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 11-2

Dear Sirs\Mesdames:

RE: ALAMOS GOLD INC
MAILING ON MAY 20, 2003

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Instrument 54-101:

- Notice of Meeting
- Proxy
- Form 51-901F
- Annual Financial Statements for the Year Ending December 31, 2002
- Information Circular
- Supplemental Return Card
- Schedules B and C

The filing fee(s) for the financial statements have been remitted via SEDAR.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Norm Hamade"
Norm Hamade

NH/jo

cc: TSC Venture Exchange
cc: Alberta Securities Commission
cc: Ontario Securities Commission
cc : Alamos Gold Inc.
cc: Gowling Lafleur Henderson LLP
cc: De Visser Gray

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: **_X_** Schedule A

                                      ___ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER   **ALAMOS MINERALS LTD.**

ISSUED ADDRESS   **1400-400 BURRARD STREET**

                                        VANCOUVER, B.C. V6C 3G2

ISSUER TELEPHONE NUMBER   **(604) 643-1787   FAX (604) 643-1773**

CONTACT NAME   **NERIO V. CERVANTES**

CONTACT POSITION   **CONTROLLER**

CONTACT TELEPHONE NUMBER   **(604) 643-1787**

FOR QUARTER ENDED   **DECEMBER 31, 2002**

DATE OF REPORT   **MAY 16, 2003**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR"	**CHESTER F. MILLAR**	**2003/05/16**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

"JOHN A. McCLUSKEY"	**JOHN A. MCCLUSKEY**	**2003/05/16**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

ALAMOS MINERALS LTD.

Consolidated Financial Statements

December 31, 2002
December 31, 2001

(Stated in U.S. Dollars)

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Alamos Minerals Ltd.

We have audited the consolidated balance sheets of Alamos Minerals Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, cash flows and mineral property costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 14 , 2003

ALAMOS MINERALS LTD.
Consolidated Balance Sheets
(Stated in U.S. Dollars)

	December 31	
	2002 $	2001 $
ASSETS		
Current Assets		
Cash and cash equivalents	487,289	287,970
Amounts receivable	39,033	22,087
Advances and prepaid expenses	12,822	19,496
Due from related party (note 6)	450,522	
	989,666	329,553
Long-term investments (note 5)	3,169	9,007
Capital assets (note 3)	72,369	78,743
Mineral property costs (statement, note 4)	4,956,412	1,496,971
	6,021,616	1,914,274
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	123,393	27,015
Liability to issue shares (note 9(c))	-	564,279
Notes payable (note 4)	1,769,565	-
	1,892,958	591,294
SHAREHOLDERS' EQUITY		
Share capital (note 9(a))	11,583,910	8,338,027
Deficit	(7,455,252)	(7,015,047)
	4,128,658	1,322,980
Continuing operations (note 1)	6,021,616	1,914,274

Approved by the Board of Directors:

"Chester F. Millar"   *"John A. McCluskey"*

Chester F. Millar   John A. McCluskey

See notes to the consolidated financial statements

ALAMOS MINERALS LTD.
Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)

	Years ended December 31	
	2002	2001
	$	$
Revenue		
Gold sales (note 4(c))	-	3,128,108
Expenses		
Amortization	25,449	31,954
Management Fees	129,828	4,846
Foreign exchange (gain) loss	(15,496)	12,072
Legal, audit and accounting	196,840	83,343
Office and administration	42,254	29,759
Property investigation	6,753	338,941
Shareholder communications	26,667	6,933
Travel and accommodation	13,105	798
Trust and filing	13,130	5,360
Loss on sale of investments	-	13,502
Write-down of investments	5,838	-
Interest income	(4,163)	(13,734)
	440,205	513,774
Loss for the year	(440,205)	(367,300)
Deficit - beginning of year	(7,015,047)	(6,647,747)
Deficit - end of year	(7,455,252)	(7,015,047)
Loss per share (note 8)	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	20,672,461	14,878,030

See notes to the consolidated financial statements

ALAMOS MINERALS LTD.
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)

	Years ended December 31	
	2002	2001
	$	$
Cash Provided by (Used for):		
Operating Activities		
Net loss for the year	(440,205)	(367,300)
Adjustments for items not involving cash:		
Amortization	25,449	31,954
Loss on sale of investment	-	13,502
Write-down of long term investments	5,838	-
	(408,918)	(321,844)
Changes in non-cash working capital components:		
Amounts receivable	(16,946)	(13,124)
Advances and prepaid expenses	6,674	(3,174)
Accounts payable and accrued liabilities	96,378	(15,057)
	(322,812)	(353,199)
Investing Activities		
Advances to related party	(450,522)	-
Deferred costs, net of recoveries	(1,689,876)	(496,971)
Purchase of capital assets	(19,075)	(6,539)
	(2,159,473)	(503,510)
Financing Activities		
Liability to issue shares	-	564,279
Proceeds from the issue of common shares	2,681,604	-
Proceeds from sale of investments	-	13,168
	2,681,604	577,447
Net increase (decrease) in cash and cash equivalents	199,319	(279,262)
Cash and cash equivalents - beginning of period	287,970	567,232
Cash and cash equivalents - end of period	487,289	287,970

Supplementary Information
Shares issued as a finder's fee: 2002 - 471,617 shares at $84,099

See notes to the consolidated financial statements

ALAMOS MINERALS LTD.
Consolidated Statements of Mineral Property Costs
(Stated in U.S. Dollars)

	December 31 2000	Expenditures 2001	December 31 2001	Expenditures 2002	December 31 2002
	$	$	$	$	$
MEXICO					
Salamandra Project					
Acquisition	-	414,592	414,592	2,713,516	1,358,543
Exploration					
Mine administration	-	-	-	61,205	61,205
Analytical	-	-	-	15,943	15,943
Field work & supplies	-	32,701	32,701	520,556	553,257
Geological	-	27,144	27,144	105,999	133,143
Property maintenance	-	15,907	15,907	4,415	20,322
Travel & accommodation	-	4,667	4,667	35,476	40,143
	-	495,011	495,011	3,457,110	3,952,121
La Fortuna Property					
Acquisition	295,300	-	295,300	-	295,300
Exploration					
Analytical	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336
Property maintenance	66,678	1,960	68,638	2,331	70,969
Travel & accommodation	35,196	-	35,196	-	35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291
Total	1,000,000	496,971	1,496,971	3,459,441	4,956,412

See notes to the consolidated financial statements

ALAMOS MINERALS LTD.
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

1. **NATURE AND CONTINUANCE OF OPERATIONS**

The Company's activity is the acquisition and exploration of property interests that are considered sites of potential economic mineralization. At December 31, 2002, the Company's principal property interest is the Salamandra Project in Mexico. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company amalgamated with its joint venture partner, National Gold Corporation subsequent to the statement date and changed its name to Alamos Gold Inc.

Refer to notes 4 and 11.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.
Mineral Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Foreign Currency Translation

The United States dollar is the functional currency of all of the Company's active operations which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income.

Income Taxes

The Company accounts for future tax assets and liabilities for tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Long-Term Investments

Long-term investments are carried at cost as they are considered to be non-current assets that the Company intends to hold for a period of greater than one year. If there is a loss in value that is other than temporary, defined as existing over two consecutive year ends, these investments are written-down to their estimated market values.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company, based on the trading price of the shares on the TSX Venture Exchange.

The proceeds from the shares issued under flow-through share financing agreements are credited to share capital and the tax benefits of these exploration are transferred to the purchaser of the shares.

Costs incurred to issue shares are deducted from share capital.

Stock-based Compensation Plan

The Company has a stock-based compensation plan a described in note 1(b). Effective January 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and balances with banks as well as highly liquid short-term investments. The Company considers all highly liquid short-term investments with terms to maturity of less than three months to be cash equivalents.

3.   **CAPITAL ASSETS**

	December 31,					
	2002			2001		
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	470,468	405,158	65,310	451,214	381,295	69,919
Office equipment	23,195	17,962	5,233	23,195	16,653	6,542
Computer equipment	6,817	4,991	1,826	6,817	4,535	2,282
	500,480	428,111	72,369	481,226	402,483	78,743

4. **DEFERRED COSTS**

The Company's properties are located in Mexico and its interest in these properties is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the properties.

a) **State of Sonora, Mexico**
   Salamandra Project

   The Company had entered into an agreement with National Gold Corporation ("National") whereby it could earn 50% of National's interest in the Salamandra project by spending CDN $2,375,000 (paid) on acquisition and exploration costs, paying 50% of all further exploration and acquisition costs and paying National CDN $2,000,000 within 48 months of the Company becoming the Registered Operator of the property in Mexico.

   National had acquired a 100% interest in this project, which comprises approximately 16,000 hectares, in consideration for the payment of CDN $11,154,011 in acquisition costs and assigned expenses, payable as follows: the payment of CDN $250,000 (paid); the assumption of non-interest bearing promissory notes aggregating CDN $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008 (paid by the Companies); the assumption of a non-interest bearing debenture for CDN $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce or December 31, 2010 (reduced to $5,583,333 and paid subsequently); and the assumption and payment of U.S. $420,000 in liabilities (paid).

   The property subject to with a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production. The royalty commences at 1% NSR when the price of gold is less than U.S. $300 per ounce, rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce. Sliding scale minimum quarterly advance royalty payments of CDN $25,000 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to CDN $150,000 per quarter if the price of gold exceeds U.S. $375 per ounce.

   Refer to note 11(a).

b) **La Fortuna Property**
   Durango, Mexico

   The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

c) **San Antonio Property**
   Sonora, Mexico

   The Company had an option to earn up to a 70% interest in this property acquired by purchasing 2,100,000 shares of Laminco Resources Inc. ("LRI"), a Canadian public company listed on the Toronto Stock Exchange.

   During 2001, the Company received an aggregate of CDN$146,474 from the sale of gold obtained from test leaching operations conducted on the property. At December 31, 2001, the Company abandoned its interest in this property and wrote-off all deferred costs.

   Refer to note 5.

5. **LONG-TERM INVESTMENTS**

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at a cost of $3,169. During 2001, the Company sold the 210,000 shares of Zaruma Resources Inc. it owned for proceeds of $13,168, realizing a loss on their sale of $13,502.

Refer to note 4(c).

6. **RELATED PARTY TRANSACTIONS**

Directors of the Company were paid an aggregate of $172,138 during the year ended December 31, 2002 (2001 - $33,846) for management, investor relations, accounting and administrative services. These transactions have occurred in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

During 2002, the Company lent Cdn$675,000 to National under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of National at Cdn$0.29 per share. The purpose of the note was to fund National's portion of property payments due. At the statement date National owes Alamos Cdn$749,454.

Refer to note 4 and 11(a).

7. **SEGMENTED INFORMATION**

	As at December 31,	
	2002 $	2001 $
Assets by geographic segment, at cost:		
Mexico	5,109,621	1,595,314
Canada	911,995	318,960
	6,021,616	1,914,274

8. **LOSS PER SHARE**

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Diluted loss per share has not been disclosed as it is anti-dilutive.

9. **SHARE CAPITAL**

a) Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total $
Issued at December 31, 2001 and 2000	14,878,030	8,338,027
Exercise of stock options	100,000	31,018
Private placements for cash	17,175,000	*3,130,766
Issued for finder's fees	471,617	84,099
	17,746,617	3,245,883
Issued at December 31, 2002	32,624,647	11,583,910

net of issue costs of $180,847

9. **SHARE CAPITAL** *(continued)*

b) Stock options outstanding at December 31, 2002 are as follows:

Number	Expiry Date	Exercise Price
		$
135,000	June 8, 2003	0.65
200,000	February 7, 2007	0.32
1,265,000	June 4, 2007	0.58
1,000,000	July 22, 2007	0.50
2,600,000		

Summary of Stock Option activity:

	December 31,				
	2002			2001	
	Shares	Weighted Average Exercise Price $		Shares	Weighted Average Exercise Price $
Balance, beginning of period	860,000	0.47		710,000	0.51
Granted	2,265,000	0.54		200,000	0.32
Exercised	(100,000)	0.48		-	-
Expired	(425,000)	0.48		(50,000)	0.47
Balance, end of period	2,600,000	0.53		860,000	0.47

c) Warrants outstanding at December 31, 2002 are as follows:

Number	Expiry Date	Exercise Price
		$
6,186,667	April 11, 2003	0.20
1,123,500	July 19, 2004	0.28
5,211,450	July 22, 2003	0.45
12,521,617		

d) Liability to issue shares

At December 31, 2001, the Company had entered into private placement agreements to issue 6,000,000 common shares at a price of CDN$0.15 per share, for an aggregate CDN$900,000 (US$564,279). These shares were issued in 2002 upon the receipt of regulatory consent.

9. **SHARE CAPITAL** *(continued)*

e) **Stock-based compensation**

The fair value of stock options determined in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model which following assumptions; risk-free interest rate - 4.5%; expected dividend yield - Nil; expected stock price volatility - 47%; and expected option life in years - 5 years.

The pro forma effect on net loss and loss per share for the period ended December 31, 2002, for the stock options granted to directors and employees using the fair value method, is as follows:

	Net loss for the period		Basic and diluted loss per share	
Reported	$	(440,205)	$	(0.02)
Pro-forma	$	(993,656)	$	(0.05)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

10. INCOME TAXES

At December 31, 2002 the Company has non-capital losses of approximately Cdn$1,200,000 and capital losses of approximately Cdn$127,073 in Canada and Cdn$1,060,000 in Mexico available to reduce taxable income for future years. The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

11. SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these financial statements, the following occurred during the period subsequent to December 31, 2002:

a) The Company acquired and amalgamated with National Gold Corporation ("National") on February 21, 2003 whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held. The acquisition has been accounted for as a purchase with Alamos identified as the acquirer as the shareholders of Alamos owned 60% of the shares of the amalgamated company.

b) The Company arranged a loan of Cdn$5.7 million, of which Cdn$5.6 million was used to discharge the Cdn$7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to Cdn$5.6 million upon prepayment. The loan matures in February 2009, bears interest at 12% per annum and can be repaid in full after February 2005 or up to 50%, of the loan outstanding at anytime.

c) The Company granted stock options to purchase up to 1,200,000 shares, exercisable at a price of $0.38 per share up to January 30, 2008.

12. **CONTINGENCIES**

1) A claim has been made against the Company for damages under a mineral property acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of U.S. $105,000. The Company denies the claim and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment..

2) National has reduced the surface area of the Salamandra Project that is leased from the local Ejido of the village of Mulatos as allowed under the lease. The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court. National is continuing with certain of its obligations under the lease and does not anticipate any material unfavourable outcome.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: **_X_** Schedule A (amended)

                               ___ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	**ALAMOS MINERALS LTD.**
ISSUED ADDRESS	**1400-400 BURRARD STREET**
	VANCOUVER, B.C. V6C 3G2
ISSUER TELEPHONE NUMBER	**(604) 643-1787 FAX (604) 643-1773**
CONTACT NAME	**NERIO V. CERVANTES**
CONTACT POSITION	**CONTROLLER**
CONTACT TELEPHONE NUMBER	**(604) 643-1787**
FOR QUARTER ENDED	**DECEMBER 31, 2002**
DATE OF REPORT	**MAY 16, 2003**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR"	**CHESTER F. MILLAR**	**2003/05/16**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**
"JOHN A. McCLUSKEY"	**JOHN A. MCCLUSKEY**	**2003/05/16**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

ALAMOS MINERALS LTD.

Consolidated Financial Statements

December 31, 2002
December 31, 2001

(Stated in U.S. Dollars)

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Alamos Minerals Ltd.

We have audited the consolidated balance sheets of Alamos Minerals Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, cash flows and mineral property costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 14 , 2003

ALAMOS MINERALS LTD.
Consolidated Balance Sheets
(Stated in U.S. Dollars)

	December 31	
	2002 $	2001 $
A S S E T S		
Current Assets		
Cash and cash equivalents	487,289	287,970
Amounts receivable	39,033	22,087
Advances and prepaid expenses	12,822	19,496
Due from related party (note 6)	450,522	
	989,666	329,553
Long-term investments (note 5)	3,169	9,007
Capital assets (note 3)	72,369	78,743
Mineral property costs (statement, note 4)	4,956,412	1,496,971
	6,021,616	1,914,274
L I A B I L I T I E S		
Current Liabilities		
Accounts payable and accrued liabilities	123,393	27,015
Liability to issue shares (note 9(c))	-	564,279
Notes payable (note 4)	1,769,565	-
	1,892,958	591,294
S H A R E H O L D E R S' E Q U I T Y		
Share capital (note 9(a))	11,583,910	8,338,027
Deficit	(7,455,252)	(7,015,047)
	4,128,658	1,322,980
Continuing operations (note 1)	6,021,616	1,914,274

Approved by the Board of Directors:

"Chester F. Millar"

Chester F. Millar

"John A. McCluskey"

John A. McCluskey

See notes to the consolidated financial statements

ALAMOS MINERALS LTD.
Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)

	Years ended December 31	
	2002	2001
	$	$
Revenue		
Gold sales (note 4(c))	-	**146,474**
Expenses		
Amortization	25,449	31,954
Management Fees	129,828	4,846
Foreign exchange (gain) loss	(15,496)	12,072
Legal, audit and accounting	196,840	83,343
Office and administration	42,254	29,759
Property investigation	6,753	338,941
Shareholder communications	26,667	6,933
Travel and accommodation	13,105	798
Trust and filing	13,130	5,360
Loss on sale of investments	-	13,502
Write-down of investments	5,838	-
Interest income	(4,163)	(13,734)
	440,205	513,774
Loss for the year	(440,205)	(367,300)
Deficit - beginning of year	(7,015,047)	(6,647,747)
Deficit - end of year	(7,455,252)	(7,015,047)
Loss per share (note 8)	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	20,672,461	14,878,030

See notes to the consolidated financial statements

ALAMOS MINERALS LTD.
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)

	Years ended December 31	
	2002	2001
	$	$
Cash Provided by (Used for):		
Operating Activities		
Net loss for the year	(440,205)	(367,300)
Adjustments for items not involving cash:		
Amortization	25,449	31,954
Loss on sale of investment	-	13,502
Write-down of long term investments	5,838	-
	(408,918)	(321,844)
Changes in non-cash working capital components:		
Amounts receivable	(16,946)	(13,124)
Advances and prepaid expenses	6,674	(3,174)
Accounts payable and accrued liabilities	96,378	(15,057)
	(322,812)	(353,199)
Investing Activities		
Advances to related party	(450,522)	-
Deferred costs, net of recoveries	(1,689,876)	(496,971)
Purchase of capital assets	(19,075)	(6,539)
	(2,159,473)	(503,510)
Financing Activities		
Liability to issue shares	-	564,279
Proceeds from the issue of common shares	2,681,604	-
Proceeds from sale of investments	-	13,168
	2,681,604	577,447
Net increase (decrease) in cash and cash equivalents	199,319	(279,262)
Cash and cash equivalents - beginning of period	287,970	567,232
Cash and cash equivalents - end of period	487,289	287,970

Supplementary Information
Shares issued as a finder's fee: 2002 - 471,617 shares at $84,099

See notes to the consolidated financial statements

ALAMOS MINERALS LTD.
Consolidated Statements of Mineral Property Costs
(Stated in U.S. Dollars)

	December 31 2000	Expenditures 2001	December 31 2001	Expenditures 2002	December 31 2002
	$	$	$	$	$
MEXICO					
Salamandra Project					
Acquisition	-	414,592	414,592	2,713,516	**3,128,108**
Exploration					
Mine administration	-	-	-	61,205	61,205
Analytical	-	-	-	15,943	15,943
Field work & supplies	-	32,701	32,701	520,556	553,257
Geological	-	27,144	27,144	105,999	133,143
Property maintenance	-	15,907	15,907	4,415	20,322
Travel & accommodation	-	4,667	4,667	35,476	40,143
	-	495,011	495,011	3,457,110	3,952,121
La Fortuna Property					
Acquisition	295,300	-	295,300	-	295,300
Exploration					
Analytical	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336
Property maintenance	66,678	1,960	68,638	2,331	70,969
Travel & accommodation	35,196	-	35,196	-	35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291
Total	1,000,000	496,971	1,496,971	3,459,441	4,956,412

See notes to the consolidated financial statements

ALAMOS MINERALS LTD.
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

1.   **NATURE AND CONTINUANCE OF OPERATIONS**

The Company's activity is the acquisition and exploration of property interests that are considered sites of potential economic mineralization. At December 31, 2002, the Company's principal property interest is the Salamandra Project in Mexico. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company amalgamated with its joint venture partner, National Gold Corporation subsequent to the statement date and changed its name to Alamos Gold Inc.

Refer to notes 4 and 11.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.
Mineral Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Foreign Currency Translation

The United States dollar is the functional currency of all of the Company's active operations which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income.

Income Taxes

The Company accounts for future tax assets and liabilities for tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Long-Term Investments

Long-term investments are carried at cost as they are considered to be non-current assets that the Company intends to hold for a period of greater than one year. If there is a loss in value that is other than temporary, defined as existing over two consecutive year ends, these investments are written-down to their estimated market values.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company, based on the trading price of the shares on the TSX Venture Exchange.

The proceeds from the shares issued under flow-through share financing agreements are credited to share capital and the tax benefits of these exploration are transferred to the purchaser of the shares.

Costs incurred to issue shares are deducted from share capital.

Stock-based Compensation Plan

The Company has a stock-based compensation plan a described in note 1(b). Effective January 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and balances with banks as well as highly liquid short-term investments. The Company considers all highly liquid short-term investments with terms to maturity of less than three months to be cash equivalents.

3. **CAPITAL ASSETS**

		December 31,				
	2002			2001		
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	470,468	405,158	65,310	451,214	381,295	69,919
Office equipment	23,195	17,962	5,233	23,195	16,653	6,542
Computer equipment	6,817	4,991	1,826	6,817	4,535	2,282
	500,480	428,111	72,369	481,226	402,483	78,743

4. **DEFERRED COSTS**

The Company's properties are located in Mexico and its interest in these properties is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the properties.

a) **State of Sonora, Mexico**
    Salamandra Project

The Company had entered into an agreement with National Gold Corporation ("National") whereby it could earn 50% of National's interest in the Salamandra project by spending CDN $2,375,000 (paid) on acquisition and exploration costs, paying 50% of all further exploration and acquisition costs and paying National CDN $2,000,000 within 48 months of the Company becoming the Registered Operator of the property in Mexico.

National had acquired a 100% interest in this project, which comprises approximately 16,000 hectares, in consideration for the payment of CDN $11,154,011 in acquisition costs and assigned expenses, payable as follows: the payment of CDN $250,000 (paid); the assumption of non-interest bearing promissory notes aggregating CDN $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008 (paid by the Companies); the assumption of a non-interest bearing debenture for CDN $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce or December 31, 2010 (reduced to $5,583,333 and paid subsequently); and the assumption and payment of U.S. $420,000 in liabilities (paid).

The property subject to with a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production. The royalty commences at 1% NSR when the price of gold is less than U.S. $300 per ounce, rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce. Sliding scale minimum quarterly advance royalty payments of CDN $25,000 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to CDN $150,000 per quarter if the price of gold exceeds U.S. $375 per ounce.

Refer to note 11(a).

b) **La Fortuna Property**
    Durango, Mexico

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

c) **San Antonio Property**
    Sonora, Mexico

The Company had an option to earn up to a 70% interest in this property acquired by purchasing 2,100,000 shares of Laminco Resources Inc. ("LRI"), a Canadian public company listed on the Toronto Stock Exchange.

During 2001, the Company received an aggregate of CDN$146,474 from the sale of gold obtained from test leaching operations conducted on the property. At December 31, 2001, the Company abandoned its interest in this property and wrote-off all deferred costs.

Refer to note 5.

5. **LONG-TERM INVESTMENTS**

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at a cost of $3,169. During 2001, the Company sold the 210,000 shares of Zaruma Resources Inc. it owned for proceeds of $13,168, realizing a loss on their sale of $13,502.

Refer to note 4(c).

6. **RELATED PARTY TRANSACTIONS**

Directors of the Company were paid an aggregate of $172,138 during the year ended December 31, 2002 (2001 - $33,846) for management, investor relations, accounting and administrative services. These transactions have occurred in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

During 2002, the Company lent Cdn$675,000 to National under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of National at Cdn$0.29 per share. The purpose of the note was to fund National's portion of property payments due.   At the statement date National owes Alamos Cdn$749,454.

Refer to note 4 and 11(a).

7. **SEGMENTED INFORMATION**

	As at December 31,	
	2002 $	2001 $
Assets by geographic segment, at cost:		
Mexico	5,109,621	1,595,314
Canada	911,995	318,960
	6,021,616	1,914,274

8. **LOSS PER SHARE**

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Diluted loss per share has not been disclosed as it is anti-dilutive.

9. **SHARE CAPITAL**

a)   Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total
		$
Issued at December 31, 2001 and 2000	14,878,030	8,338,027
Exercise of stock options	100,000	31,018
Private placements for cash	17,175,000	*3,130,766
Issued for finder's fees	471,617	84,099
	17,746,617	3,245,883
Issued at December 31, 2002	32,624,647	11,583,910

net of issue costs of $180,847

9. **SHARE CAPITAL** *(continued)*

b) Stock options outstanding at December 31, 2002 are as follows:

Number	Expiry Date	Exercise Price
		$
135,000	June 8, 2003	0.65
200,000	February 7, 2007	0.32
1,265,000	June 4, 2007	0.58
1,000,000	July 22, 2007	0.50
2,600,000		

Summary of Stock Option activity:

	December 31,				
	2002			2001	
	Shares	Weighted Average Exercise Price $		Shares	Weighted Average Exercise Price $
Balance, beginning of period	860,000	0.47		710,000	0.51
Granted	2,265,000	0.54		200,000	0.32
Exercised	(100,000)	0.48		-	-
Expired	(425,000)	0.48		(50,000)	0.47
Balance, end of period	2,600,000	0.53		860,000	0.47

c) Warrants outstanding at December 31, 2002 are as follows:

Number	Expiry Date	Exercise Price
		$
6,186,667	April 11, 2003	0.20
1,123,500	July 19, 2004	0.28
5,211,450	July 22, 2003	0.45
12,521,617		

d) Liability to issue shares

At December 31, 2001, the Company had entered into private placement agreements to issue 6,000,000 common shares at a price of CDN$0.15 per share, for an aggregate CDN$900,000 (US$564,279). These shares were issued in 2002 upon the receipt of regulatory consent.

9. **SHARE CAPITAL** *(continued)*

e) **Stock-based compensation**

The fair value of stock options determined in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model which following assumptions; risk-free interest rate - 4.5%; expected dividend yield - Nil; expected stock price volatility - 47%; and expected option life in years - 5 years.

The pro forma effect on net loss and loss per share for the period ended December 31, 2002, for the stock options granted to directors and employees using the fair value method, is as follows:

	Net loss for the period	Basic and diluted loss per share
Reported	$ (440,205)	$ (0.02)
Pro-forma	$ (993,656)	$ (0.05)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

10. INCOME TAXES

At December 31, 2002 the Company has non-capital losses of approximately Cdn$1,200,000 and capital losses of approximately Cdn$127,073 in Canada and Cdn$1,060,000 in Mexico available to reduce taxable income for future years. The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

11. SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these financial statements, the following occurred during the period subsequent to December 31, 2002:

a) The Company acquired and amalgamated with National Gold Corporation ("National") on February 21, 2003 whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held. The acquisition has been accounted for as a purchase with Alamos identified as the acquirer as the shareholders of Alamos owned 60% of the shares of the amalgamated company.

b) The Company arranged a loan of Cdn$5.7 million, of which Cdn$5.6 million was used to discharge the Cdn$7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to Cdn$5.6 million upon prepayment. The loan matures in February 2009, bears interest at 12% per annum and can be repaid in full after February 2005 or up to 50%, of the loan outstanding at anytime.

c) The Company granted stock options to purchase up to 1,200,000 shares, exercisable at a price of $0.38 per share up to January 30, 2008.

12.   **CONTINGENCIES**

3)   A claim has been made against the Company for damages under a mineral property acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of U.S. $105,000. The Company denies the claim and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment..

4)   National has reduced the surface area of the Salamandra Project that is leased from the local Ejido of the village of Mulatos as allowed under the lease. The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court. National is continuing with certain of its obligations under the lease and does not anticipate any material unfavourable outcome.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____   **Schedule A**

                                          X   **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER	**ALAMOS MINERALS LTD.**
ISSUED ADDRESS	**1400-400 BURRARD STREET**
	VANCOUVER, B.C. V6C 3G2
ISSUER TELEPHONE NUMBER	**(604) 643-1787 FAX (604) 643-1773**
CONTACT NAME	**NERIO V. CERVANTES**
CONTACT POSITION	**CONTROLLER**
CONTACT TELEPHONE NUMBER	**(604) 643-1787**
FOR QUARTER ENDED	**DECEMBER 31, 2002**
DATE OF REPORT	**MAY 16, 2003**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR"	**CHESTER F. MILLAR**	**2003/05/16**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**
"JOHN A. McCLUSKEY"	**JOHN A. MCCLUSKEY**	**2003/05/16**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *For the current fiscal year-to-date*
    Deferred exploration expenditures: Refer to Schedule A: Consolidated Statements of Cumulative Mineral Property Costs.

2. *Related party transactions:*
    Refer to Note 6 in Schedule A

3. *Summary of securities issued and options granted during the period:*

    a) Summary of securities issued during the period: 5,125,000 units were issued @ C$0.40 pursuant to a private placement offering. Each unit consisted of one Alamos common share and one warrant to purchase an Alamos share @ $0.45 on or before October 11, 2003

    b) Summary of options granted during the period: NIL

4. *Summary of securities as at December 31,2002*

    a) Authorized share capital   100,000,000 common shares without par value

    b) Shares issued and outstanding: 32,624,647

    c) Summary of options, warrant and convertible securities outstanding:

Type of Issue	Number of Shares	Exercise Price	Expiry Date
*Stock Options	1,000,000	$0.50	July 22, 2007
	1,265,000	$0.58	June 3, 2007
	200,000	$0.32	Feb. 5, 2007
	135,000	$0.65	June 8 2003
Total Options Outstanding	**2,600,000**		
* Warrants	6,000,000	$0.20	April 11, 2003
	186,667	$0.20	April 11, 2003
	1,050,000	$0.28	July 19, 2004
	73,500	$0.28	July 19, 2004
	4,985,000	$0.45	July 22, 2003
	226,450	$0.45	July 22, 2003
	5,125,000	$0.45	Oct. 11, 2003
Total warrants outstanding	17,646,617		

    d) Number of common shares held in escrow: Nil

    e) Number of common share subject to pooling: Nil

5) Directors: Chester F. Millar
                  Leonard Harris
                  Nerio V. Cervantes
                  John A. McCluskey
                  Stephen R. Stine

  Officers: President – Chester Miller
                Secretary – Nerio V. Cervantes

SCHEDULE "C"
MANAGEMENT DISCUSSION AND ANALYSIS
For the Fiscal Year Ended December 31, 2002

1.) Description of Business:

The principal business of the Company is the acquisition, exploration and development of mineral properties that require limited capital and are amenable to proven mining methods that enhance profitability and accelerated cash flow.

2.) Operations and Financial Conditions:

The Company and National Gold Corporation entered into a letter agreement to merge by way of a statutory plan on arrangement to create a new company, Alamos Gold Inc. The board of directors of the new company would consist of five members, three from Alamos and two from National. Nominated to the new board were Chester Millar, John McCluskey and Steve Stine, as nominees of Alamos and James McDonald and Richard Hughes as nominees of National. The senior officers of Alamos Gold would be Chester Millar, Chairman and President, John McCluskey, Vice-President and Chief Executive Officer, and Steve Stine, Vice-President and Chief Operating Officer.

Under the terms of the letter agreement, the shares exchange ration would be one new company share for two Alamos common shares and one new company share for 2,352 National shares. The parties engaged Robert McKnight, an independent valuator, to provide a fairness opinion. All valid rights to acquire common shares of Alamos or National would be replaced by comparable convertible securities of Alamos gold on an adjusted basis. The merger was subject to regulatory and shareholders' approval and was expected to be completed before March 15, 2003.

In October, 2002, Alamos provided a C$675,000 loan to National Gold by way of a one-year convertible note with interest payable at 1% per month. The note could be converted at any time into common shares of National Gold at a conversion price of 29 cents per share and redeemable at National Gold's option on 30 days notice. The purpose of the loan was to meet the terms called for pursuant to an agreement wherein National Gold was purchasing the Salamandra property in Mexico. Alamos & National Gold further agreed that Alamos had completed the property development expenditure obligations and the Pre-Participation Program stipulated in their Joint Venture Option Agreement.

3.) Subsequent to December 31, 2002:

a.) At an Extraordinary General Meeting held on January 24, 2003 for both Alamos

Minerals Ltd. and National Gold Corporation, shareholders of the two companies approved the amalgamation referred to in item (2) above. Alamos Gold Inc. (trading symbol AGI) started trading on February 21, 2003 at the TSX-Venture Exchange.

The merger consolidates the ownership of the Salamandra Property which hosts the large Mulatos gold deposit in Sonora, Mexico. The merger will provide a greater asset base and capitalization, facilitate financing, and reduces administrative and overhead costs, leading to a more cost effective and efficient development of the Mulatos deposit.

b.) At the end of January 2003, a debt financing with H. Morgan & Company was completed for a total of C$5.7 million. $5.6 million has been used to prepay the outstanding debentures issued by National Gold Corporation and held by Tenedoramex, S.A. de C.V. and Kennecott Minerals Company, (the "Vendors"), pursuant to the Asset Purchase Agreement on the Salamandra property. The Vendors have acknowledged receipt of the C$5.6 million as the final settlement of the debentures.

Under the terms of the December 2000 Asset Purchase Agreement, Alamos and National owed the vendors of Salamandra C$7.5 million of the original C10.5 million purchase price. Prepayment of the debentures reduced the amount due under the debentures to C$5.6 million, a discount of C$1.9 million dollars.

The H. Morgan loan has a term of 61 months to the maturity date. It can be repaid in full anytime after 24 months and up to 50% of the total amount can be paid at anytime upon 30 days written notice. The rate of interest on the loan is 12% per annum compounded annually, not in advance. Repayment terms require Alamos to pay the interest only, annually in arrears on the outstanding balance; the principal is due in full on the maturity date.

4.) Financings:

- In the past eighteen months, Alamos Minerals Ltd., has successfully raised a total of C$5,244,000 in four separate non-brokered private placements.

- During the first quarter 2003, the equivalent of 4.1 million converted AGI warrants issued by Alamos Mineral Ltd. and National Gold Corporation were exercised resulting in an additional C$2.1 million in the treasury of the Company.

5.) Liquidity

The Company has demonstrated its ability to raise funds in the capital market and remains confident it will meet all its operating needs and financial obligations.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: __X__ **Schedule A**

                                      ____ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER   **ALAMOS MINERALS LTD.**

ISSUED ADDRESS   **1400-400 BURRARD STREET**

                                        VANCOUVER, B.C. V6C 3G2

ISSUER TELEPHONE NUMBER   **(604) 643-1787   FAX (604) 643-1773**

CONTACT NAME   **NERIO V. CERVANTES**

CONTACT POSITION   **CONTROLLER**

CONTACT TELEPHONE NUMBER   **(604) 643-1787**

FOR QUARTER ENDED   **MARCH 31, 2003**

DATE OF REPORT   **MAY 29, 2003**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR"	**CHESTER F. MILLAR**	**2003/05/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

"JOHN A. McCLUSKEY"	**JOHN A. MCCLUSKEY**	**2003/05/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Balance Sheets
(Expressed in U.S. Dollars)

	March 31, 2003 *(unaudited)* $	December 31, 2002 *(audited)* $
A S S E T S		
Current		
Cash and cash equivalents	1,215,152	487,289
Amounts receivable	88,657	39,033
Advances and prepaid expenses	36,411	12,822
Due from related parties	-	450,522
	1,340,220	989,666
Long term investment (note 3)	3,169	3,169
Capital assets	141,210	72,369
Mineral properties	15,832,757	4,956,412
	17,317,356	6,021,616
L I A B I L I T I E S		
Current		
Accounts payable and accrued liabilities	209,690	123,393
Due to related parties	5,589	-
	215,279	123,393
Note payable (note 4)	3,750,000	1,769,565
Liability to issue shares (note 8(d))	45,205	-
	4,010,484	1,892,958
S H A R E H O L D E R S ' E Q U I T Y		
Share capital (note 8)	20,878,466	11,583,910
Deficit	(7,571,594)	(7,455,252)
	13,306,872	4,128,658
	17,317,356	6,021,616

Approved by the Board of Directors:

"Chester F. Millar"   "John A. McCluskey"

Chester F. Millar   John A. McCluskey

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Statements of Operations and Deficit (Unaudited)
For the Three Months Ended March 31,
(Expressed in U.S. Dollars)

	2003 $	2002 $
Expenses		
Amortization	2,282	5,769
Management fees	27,250	54,516
Foreign exchange gain	(138,987)	(14,546)
Legal, audit and accounting	90,573	13,762
Office and administration	106,993	10,874
Shareholder communications	9,328	1,180
Travel and accommodation	8,992	-
Trust and filing	11,845	1,250
Interest income	(1,934)	(422)
Loss for the period	(116,342)	(72,383)
Deficit - beginning of the period	(7,455,252)	(7,015,047)
Deficit - end of the period	(7,571,594)	(7,087,430)
Loss per share (note 7)	$ (0.003)	$ (0.005)

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Statements of Cash Flows (Unaudited)
For the Three Months Ended March 31,
(Expressed in U.S. Dollars)

	2003 $	2002 $
Cash Provided By (Used For):		
Operating Activities:		
Net loss for the period	(116,342)	(72,383)
Adjustment for items not involving cash:		
Amortization	2,282	5,769
	(114,060)	(66,614)
Changes in non-cash working capital:		
Amounts receivable	7,276	(11,790)
Advances and prepaid expenses	(23,590)	6,297
Accounts payable and accrued liabilities	(92,620)	(12,844)
	(222,994)	(84,951)
Investing Activities		
Mineral property costs	(2,439,577)	(238,150)
Capital assets	(5,374)	-
	(2,444,951)	(238,150)
Financing Activities		
Proceeds from long term debt	3,750,000	-
Proceeds from the issue of common shares	1,294,556	184,662
Payment of note payable*	(1,769,565)	-
	3,274,991	184,662
Cash acquired from amalgamation with National Gold	120,817	-
Net increase (decrease) in cash and cash equivalents	727,863	(138,439)
Cash and cash equivalents – beginning of the period	487,289	287,970
Cash and cash equivalents – end of the period	1,215,152	149,531

Supplemental Information

* *Of the note payable of U.S.$3,539,130 (CDN$5,583,333) for the acquisition of the Salamandra project, $1,769,565 was paid by National Gold prior to the amalgamation.*

Refer to Note 9 for non-cash investing and financing activities.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Cumulative Mineral Property Costs (Unaudited)

(Expressed in U.S. Dollars)

	December 31, 2001 $	Expenditures $	December 31, 2002 $	Expenditures $	March 31, 2003 $
Salamandra Project					
Acquisition	414,592	2,713,516	3,128,108	(A)10,717,681	13,845,789
Exploration and Development:					
Mine administration	-	61,205	61,205	9,770	70,975
Analytical	-	15,943	15,943	2,545	18,488
Field work and supplies	32,701	520,556	553,257	84,252	637,509
Geological services and consulting	27,144	105,999	133,143	46,222	179,365
Property maintenance	15,907	4,415	20,322	3,244	23,566
Travel and accommodation	4,667	35,476	40,143	10,467	50,610
	495,011	3,457,110	3,952,121	10,874,181	14,826,302
La Fortuna					
Acquisition	295,300	-	295,300	-	295,300
Exploration and Development:					
Analytical	28,714	-	28,714	-	28,714
Field work and supplies	347,776	-	347,776	-	347,776
Geological services and consulting	226,336	-	226,336	-	226,336
Property maintenance	68,638	2,331	70,969	2,164	73,133
Travel and accommodation	35,196	-	35,196	-	35,196
	1,001,960	2,331	1,004,291	2,164	1,006,455
Total Mineral Property Costs	1,496,971	3,459,441	4,956,412	10,876,345	15,832,757

(A) Refer to note 9

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd. "Alamos")
Consolidated Notes to the Financial Statements
(Expressed in U.S. Dollars)

1. NATURE OF OPERATIONS

The Company's activity is the acquisition and exploration of property interests that are considered sites of economic mineralization. These activities are currently conducted primarily in Mexico.

The Company acquired and amalgamated with National Gold Corporation ("National") on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held. The acquisition has been accounted for as a purchase with Alamos identified as the acquirer as the shareholders of Alamos owned 60% of the shares of the amalgamated company.

Refer to note 9.

2. BASIS OF PRESENTATION

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company's audited financial statements dated December 31, 2002, and should be read in conjunction with those annual statements.

3. LONG-TERM INVESTMENT

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at a cost of $3,169.

4. NOTE PAYABLE

The Company arranged a loan of Cdn $5.7 million, of which Cdn $5.6 million was used to discharge the Cdn $7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to Cdn $5.6 million upon prepayment on January 31, 2003.

5. RELATED PARTY TRANSACTIONS

Directors of the Company were paid an aggregate of $60,535 (2002 - $56,011) for management, investor relations, accounting and administrative services. These fees have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

	As at	
	March 31, 2003 $	December 31, 2002 $
Assets by geographic segment, at cost:		
Mexico	16,217,331	5,109,621
Canada	1,100,025	911,995
	17,317,356	6,021,616

7. LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

8. SHARE CAPITAL

a) Authorized share capital of the Company consists of 1,000,000,000 common shares without par value.

	Number of Shares	Total $
Issued at December 31, 2002	32,624,647	11,583,910
Warrants exercised	7,078,617	1,061,971
	39,703,264	12,645,881
Consolidation (2:1)	(19,851,632)	-
Acquisition of National Gold	13,373,291	8,000,000
Stock options exercised	79,720	29,793
Warrants exercised	336,010	202,792
Issued at March 31, 2003	33,640,653	20,878,466

b) Stock options outstanding at March 31, 2003 are as follows:

Number	Expiry Date	Exercise Price Cdn$
67,500	June 8, 2003	1.30
42,517	February 23, 2006	0.47
95,663	April 25, 2006	0.45
100,000	February 5, 2007	0.64
14,881	February 18, 2007	0.71
632,500	June 3, 2007	1.16
500,000	July 22, 2007	1.00
600,000	January 30, 2008	0.76
75,000	March 13, 2008	0.92
2,128,061		

Summary of Stock Option activity:

	Shares	Weighted Average Exercise Price Cdn$
Balance, beginning of period	1,300,000	1.06
Amalgamation	232,781	0.78
Granted	675,000	0.55
Exercised	(79,720)	0.50
Balance, end of period	2,128,061	0.93

8. SHARE CAPITAL *(continued)*

c) Warrants outstanding at March 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
212,585	June 6, 2003	1.29
708,617	June 21, 2003	1.29
2,088,794	July 22, 2003	0.90
487,663	September 21, 2003	0.82
2,562,500	October 11, 2003	0.90
107,355	November 1, 2003	0.82
63,776	February 20, 2004	1.06
842,687	April 16, 2004	0.94
546,982	April 16, 2004	1.41
310,374	April 29, 2004	0.82
212,585	May 7, 2004	0.94
558,025	July 19, 2004	0.56
747,165	September 5, 2004	1.06
9,449,108		

d) Liability to issue shares

The Company had agreed to pay a $135,000 finder's fee by the issue of 300,000 pre-amalgamation shares of National Gold, 225,000 shares had been issued and the balance of $45,205 is to be paid by the issue of 31,888 post-amalgamation warrants of the Company, convertible to 31,888 shares of the Company without further payment.

e) Stock-based compensation

The fair value of stock options determined in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model which following assumptions; risk-free interest rate - 4.3%; expected dividend yield - Nil; expected stock price volatility - 47%; and expected option life – 5 years.

The pro forma effect on net loss and loss per share for the period ended December 31, 2002, for the stock options granted to directors and employees using the fair value method, is as follows:

	Net loss for the period $	Basic and diluted loss per share $
Reported	(116,342)	0.00
Pro-forma	(385,445)	0.01

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

9. ACQUISITION OF NATIONAL GOLD

The Company acquired on February 21, 2003, all of the outstanding shares of National Gold Corporation ("National"), the Company's joint venture partner on the Salamandra property, by the issue of 13,373,291 shares of the Company valued at $8,000,000. The acquisition has been accounted by the purchase method and the operating results of National are included in the consolidated statement of operations from the effective date of the acquisition.

Details of assets and liabilities acquired are as follows:

	$
Cash	120,817
Accounts receivable and prepaid expenses	56,900
Deferred costs (Salamandra Property)	4,328,466
Capital assets	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to mineral properties	5,926,629
Share consideration	8,000,000

10. CONTINGENCIES

a) A claim has been made against the Company for damages under a mineral property acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of U.S. $105,000. The Company denies the claim and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b) The Company has reduced the surface area of the Salamandra Project that is leased from the local Ejido of the village of Mulatos as allowed under the lease. The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court. The Company is continuing with certain of its obligations under the lease and does not anticipate a material unfavourable outcome.

c) A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 pre-amalgamation stock options. The Company denies it has any liability and accordingly has not accrued any amount for the claims. Should any amount ultimately be paid they will be recorded in the accounts at the time of payment.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: **____   Schedule A**

                                                _X_   Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER   **ALAMOS MINERALS LTD.**

ISSUED ADDRESS   **1400-400 BURRARD STREET**

                                                VANCOUVER, B.C. V6C 3G2

ISSUER TELEPHONE NUMBER   **(604) 643-1787   FAX (604) 643-1773**

CONTACT NAME   **NERIO V. CERVANTES**

CONTACT POSITION   **CONTROLLER**

CONTACT TELEPHONE NUMBER   **(604) 643-1787**

FOR QUARTER ENDED   **MARCH 31, 2003**

DATE OF REPORT   **MAY 29, 2003**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR"	**CHESTER F. MILLAR**	**2003/05/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**
"JOHN A. McCLUSKEY"	**JOHN A. MCCLUSKEY**	**2003/05/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.) *For the current fiscal year-to-date*:

Deferred exploration expenditures: Refer to Schedule A: Consolidated Statements of Cumulative Mineral Property Costs.

2.) *Related party transactions:*

Refer to Note 5 in Schedule A.

3.) *Summary of securities issued and options granted during the period:*

a.) Summary of securities issued during the period: Refer to Schedule A (note 8a)

b.) Summary of options granted during the period:

	Source	**Issued**	**Equivalent AGI Options**	**AGI Exercise Price C$**	**Expiry Date**
Directors	AAS	1,200,000	600,000	$ 0.76	January 30, 2008
Employee	AAS		75,000	$ 0.92	March 13, 2008
Total options granted during the Quarter			675,000		

4.) Summary of securities as at March 31, 2003:

a.) Authorized share capital   1,000,000,000 common shares with no par value.

b.) Shares issued and outstanding: 33,640,653

c.) Summary of options, warrants and convertible securities outstanding:

Refer to Schedule A (notes 8b & 8c).

d.) Number of common shares held in escrow: Nil

e.) Number of common shares subject to pooling: Nil

5.) Directors: Chester F. Millar
                         John A. McCluskey
                         Stephen R. Stine
                         James M. McDonald
                         Richard W. Hughes

Officers: Chairman & President – Chester F. Millar
                    Secretary – Sharon S. Fleming
                    V.P & CEO- John A. McCluskey
                    V.P. & COO- Stephen R. Stine

MANAGEMENT DISCUSSION AND ANALYSIS
For the Quarter Ended March 31, 2003

1.) Description of Business:

The principal business of the Company is the acquisition, exploration and development of mineral properties that require limited capital and are amenable to proven mining methods that enhance profitability and accelerated cash flow.

2.) Operations and Financial Conditions:

a.) At an Extraordinary General Meeting held in January 24, 2003 by both Alamos Minerals Ltd. And National Gold Corporation, shareholders of the two companies approved an amalgamation to form Alamos Gold Inc.The Chairman & President is Chester F. Millar, founder of Glamis Gold Ltd. and Eldorado Gold Corp. Mr. Millar is a pioneer in the field of open pit heap leach technology and has developed several mines to profitable production. John McCluskey is Vice-President & CEO and Stephen Stine is Vice President and COO.

Under the terms of the amalgamation, shareholders of Alamos Minerals Ltd. would receive one share of Alamos Gold Inc. for each two shares of Alamos Minerals Ltd. held. Shareholders of National Gold Corporation would receive one share of Alamos Gold Inc. for each 2.352 shares of National Gold Corporation held. The capital structure of Alamos Gold Inc. would consist of 32.8 million shares issued and outstanding and 44.9 million shares on a fully diluted basis.

The merger consolidates the ownership of the Salamandra Property which hosts the large Mulatos gold deposit in Sonora, Mexico. The merger will provide a greater asset base and capitalization, facilitate financing, and reduce administrative and overhead costs, leading to a more cost effective and efficient development of the Mulatos Deposit.

Alamos Gold Inc. started trading on February 21, 2003 at the TSX-Venture Exchange (trading symbol AGI).

b.) At the end of January 2003, a debt financing with H. Morgan & Company was completed for a total of C$5.7 million. $5.6 million has been used to prepay the outstanding debentures issued by National Gold Corporation and held by Tenedoramex, S.A. de C.V. and Kennecott Minerals Company, (the "Vendors"), pursuant to the Asset Purchase Agreement on the Salamandra property. The vendors have acknowledged receipt of the C$5.6 million as the final settlement of the debentures.

Under the terms of the December 2000 Asset Purchase Agreement, Alamos & National owed the Vendors of Salamandra C$7.5 million of the original C$10.5 million purchase price. Prepayment of the debentures reduced the amount due under the debentures to C$5.6 million, a discount of C$1.9 million dollars.

The H. Morgan loan has a term of 61 months to the maturity date. It can be repaid in full anytime after 24 months, and up to 50% of the total amount can be paid at anytime upon 30 days written notice. The rate of interest on the loan is 12% per annum compounded annually, not in advance. Repayment terms require Alamos to pay the interest only, annually in arrears on the outstanding balance; the principal is due in full on the maturity date.

3.) Subsequent Events

Subsequent to March 31, 2003:

The Board of Directors of the Company held a strategic planning meeting to define the objectives for the development of the Mulatos Deposit. The objectives set include: commissioning an independent feasibility study to be conducted over the following nine months; taking proactive measures to further develop community relations in the village of Mulatos; improving local access roads and other infrastructure and developing a $500,000 exploration program. The Company is of the opinion that the Salamandra district has significant, positive , long-term exploration potential that will enable the Company to expand and develop additional resources in close proximity to and within the existing Mulatos Deposit.

4.) Financings

During the first quarter of 2003, the equivalent of 4.1 million converted AGI warrants, issued by Alamos Minerals Ltd. and National Gold Corp., were exercised resulting to an additional C$2.1 million in the treasury of Alamos Gold Inc. In the previous eighteen months, Alamos Minerals Ltd. alone had successfully raised a total of C$5.2 million in four separate non-brokered private placements.

5.) Liquidity

The Company has demonstrated its ability to raise funds in the capital market and remains confident it will meet all its operating needs and financial obligations.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: **____ Schedule A**

_X_ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER **ALAMOS MINERALS LTD.**

ISSUED ADDRESS **1400-400 BURRARD STREET**

VANCOUVER, B.C. V6C 3G2

ISSUER TELEPHONE NUMBER **(604) 643-1787 FAX (604) 643-1773**

CONTACT NAME **NERIO V. CERVANTES**

CONTACT POSITION **CONTROLLER**

CONTACT TELEPHONE NUMBER **(604) 643-1787**

FOR QUARTER ENDED **MARCH 31, 2003**

DATE OF REPORT **MAY 29, 2003**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR"	**CHESTER F. MILLAR**	**2003/05/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**
"JOHN A. McCLUSKEY"	**JOHN A. MCCLUSKEY**	**2003/05/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

ALAMOS GOLD INC.
Quarterly Report
March 31, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.) *For the current fiscal year-to-date*:

Deferred exploration expenditures: Refer to Schedule A: Consolidated Statements of Cumulative Mineral Property Costs.

2. *) Details of office & administration expense*:

Interest expense	$ 75,112 (mainly on the long term debt)
Rent	4,629
Salaries	5,976
Utilities	4,782
Outside services	3,389
Seminars /conferences	3,032
Tel/fax/internet	2,668
Supplies	1,259
Miscellaneous	6,146
	$ 106,993

3.) *Related party transactions:*

Refer to Note 5 in Schedule A.

4.) Summary of securities issued and options granted during the period:

a.) Summary of securities issued during the period: Refer to Schedule A (note 8a)
b.) Summary of options granted during the period:

	Source	**Issued**	**Equivalent AGI Options**	**AGI Exercise Price C$**	**Expiry Date**
Directors	AAS	1,200,000	600,000	$ 0.76	January 30, 2008
Employee	AAS		75,000	$ 0.92	March 13, 2008
Total options granted during the Quarter			675,000		

5.) Summary of securities as at March 31, 2003:

a.) Authorized share capital 1,000,000,000 common shares with no par value.
b.) Shares issued and outstanding: 33,640,653
c.) Summary of options, warrants and convertible securities outstanding:
Refer to Schedule A (notes 8b & 8c).
d.) Number of common shares held in escrow: Nil
e.) Number of common shares subject to pooling: Nil

6.) Directors:
Chester F. Millar
John A. McCluskey
Stephen R. Stine
James M. McDonald
Richard W. Hughes

Officers:
Chairman & President – Chester F. Millar
Secretary – Sharon S. Fleming
V.P & CEO- John A. McCluskey
V.P. & COO- Stephen R. Stine

MANAGEMENT DISCUSSION AND ANALYSIS
For the Quarter Ended March 31, 2003

1.) Description of Business:
The principal business of the Company is the acquisition, exploration and development of mineral properties that require limited capital and are amenable to proven mining methods that enhance profitability and accelerated cash flow.

2.) Operations and Financial Conditions:
a.) At an Extraordinary General Meeting held in January 24, 2003 by both Alamos Minerals Ltd. And National Gold Corporation, shareholders of the two companies approved an amalgamation to form Alamos Gold Inc.The Chairman & President is Chester F. Millar, founder of Glamis Gold Ltd. and Eldorado Gold Corp. Mr. Millar is a pioneer in the field of open pit heap leach technology and has developed several mines to profitable production. John McCluskey is Vice-President & CEO and Stephen Stine is Vice President and COO.

Under the terms of the amalgamation, shareholders of Alamos Minerals Ltd. would receive one share of Alamos Gold Inc. for each two shares of Alamos Minerals Ltd. held. Shareholders of National Gold Corporation would receive one share of Alamos Gold Inc. for each 2.352 shares of National Gold Corporation held. The capital structure of Alamos Gold Inc. would consist of 32.8 million shares issued and outstanding and 44.9 million shares on a fully diluted basis.

The merger consolidates the ownership of the Salamandra Property which hosts the large Mulatos gold deposit in Sonora, Mexico. The merger will provide a greater asset base and capitalization, facilitate financing, and reduce administrative and overhead costs, leading to a more cost effective and efficient development of the Mulatos Deposit.

Alamos Gold Inc. started trading on February 21, 2003 at the TSX-Venture Exchange (trading symbol AGI).

b.) At the end of January 2003, a debt financing with H. Morgan & Company was completed for a total of C$5.7 million. $5.6 million has been used to prepay the outstanding debentures issued by National Gold Corporation and held by Tenedoramex, S.A. de C.V. and Kennecott Minerals Company, (the "Vendors"), pursuant to the Asset Purchase Agreement on the Salamandra property. The vendors have acknowledged receipt of the C$5.6 million as the final settlement of the debentures.

Under the terms of the December 2000 Asset Purchase Agreement, Alamos & National owed the Vendors of Salamandra C$7.5 million of the original C$10.5 million purchase price. Prepayment of the debentures reduced the amount due under the debentures to C$5.6 million, a discount of C$1.9 million dollars.

The H. Morgan loan has a term of 61 months to the maturity date. It can be repaid in full anytime after 24 months, and up to 50% of the total amount can be paid at anytime upon 30 days written notice. The rate of interest on the loan is 12% per annum compounded annually, not in advance. Repayment terms require Alamos to pay the interest only, annually in arrears on the outstanding balance; the principal is due in full on the maturity date.

3.) Subsequent Events

Subsequent to March 31, 2003:

The Board of Directors of the Company held a strategic planning meeting to define the objectives for the development of the Mulatos Deposit. The objectives set include: commissioning an independent feasibility study to be conducted over the following nine months; taking proactive measures to further develop community relations in the village of Mulatos; improving local access roads and other infrastructure and developing a $500,000 exploration program. The Company is of the opinion that the Salamandra district has significant, positive , long-term exploration potential that will enable the Company to expand and develop additional resources in close proximity to and within the existing Mulatos Deposit.

4.) Financings
During the first quarter of 2003, the equivalent of 4.1 million converted AGI warrants, issued by Alamos Minerals Ltd. and National Gold Corp., were exercised resulting to an additional C$2.1 million in the treasury of Alamos Gold Inc. In the previous eighteen months, Alamos Minerals Ltd. alone had successfully raised a total of C$5.2 million in four separate non-brokered private placements.

5.) Liquidity
The Company has demonstrated its ability to raise funds in the capital market and remains confident it will meet all its operating needs and financial obligations.

PACIFIC CORPORATE FILING SERVICES LTD

10th Floor - 625 Howe Street Vancouver BC V6C 3B8
T 604 691-7374 F 604 689-8144

June 11/ 03

RE: ADDING A RECIPIENT & FEES TO THIS FILING

To Whom it May Concern:

We have prepared this letter for the purpose of adding:

ONTARIO SECURITIES COMMISSION

as an additional Recipient Agency to this filing.

Thank you.

"Alaric"

ALARIC
Sedar Administrator
PACIFIC CORPORATE FILING SERVICES LTD
A/ax

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

June 11, 2003   By: /s/ Nerio Cervantes
Date   Nerio Cervantes
                                      Account and Administration Manager